                                                                      March 23, 2007

Via EDGAR and Overnight Courier

Mr. David Roberts
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Getpokerrakeback.com Amendment No.1 to Registration Statement on Form SB-2 Filed February 23, 2007 File No. 333-139940
Dear Mr. Roberts:

We have been retained as special counsel to Getpokerrakeback.com (the “Company” or “our client”) to assist them with the filing of their amended registration statement on Form SB-2 and to address and respond to the Staff’s comments dated March 15, 2007, relating to the above-captioned registration statement. Captions and page references herein correspond to those set forth in Amendment No. 2 to the Registration Statement, a copy of which has been marked with the changes from Amendment No. 1. Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter. We respond on behalf of our client as follows:

Exhibit 5.2

1.	We note that the legal opinion you filed does not attest to the legality under state law. Please have the opinion revised so that it attests to the legality of your business under state law.

We have revised Gersten Savage’s legal opinion so that it attests to the legality of the Company’s business under state law.

2.
In the second full paragraph, it states that counsel has “relied on certain statements, representations, and information provided about the Company and its operations made to us by the Company’s management and agents acting on behalf of the Company.” Please have the opinion revised to clarify that the statements, representations, and information relate to factual matters.

We have revised the opinion to clarify that the statements, representations, and information relate to factual matters.

3.
On the second page of the legal opinion it states that you do “not accept customers domiciled in the United States. The Company is able to monitor the domicile of new customers by confirming the players domicile with the online poker room.” Please revise your prospectus throughout the document, including the summary and business sections, to highlight the fact that you will not accept customers domiciled in the United States.

We have revised the following sections to highlight the fact that the Company will not accept customers domiciled in the United States: the “Summary” section on page 1, the Risk Factor on page 5 entitled “If online gaming regulations negatively impact our operations, our business may fail,” and the “Description of Business” section on page 18.

We trust that the foregoing is responsive to the Staff’s comments. Please note that we also have made some minor changes to the registration statement to correct non-material typos. As a result, the amendment being filed includes these changes.

Very truly yours,

By:	/s/ David E. Danovitch
David E. Danovitch

cc: Steven Goertz